Profit and Loss MTM Accrual

January - November, 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Total
INCOME												
Discounts	-5,694.19	-4,763.00	-6,569.13	-6,314.40	-6,360.70	-6,895.51	-9,734.79	-6,976.85	-7,731.80	-8,395.25	-8,284.85	-77,720.47
Refunds to customers	-20.19	-35.16			-20.00	-98.27	-65.62	-87.44	-27.00	-9.00		-362.68
Sales - Delivery Fee	2,830.00	2,355.00	2,760.00	2,770.00	2,960.00	3,090.00	2,690.00	2,685.00	2,950.00	2,820.00	2,755.00	30,665.00
Sales - Food	-172.24	-176.51	-0.44	212.02	-29.10	53.70	-8.05	373.80	-11.05	-41.28	-76.82	124.03
Sales - Desserts	280.56	344.04	334.56	332.88	409.50	2,032.98	1,588.02	1,549.32	1,520.22	1,346.82	951.06	10,689.96
Sales - Pizza	181,847.60	166,143.70	193,602.50	189,013.00	203,224.50	207,996.60	199,024.60	210,488.10	202,274.61	211,703.70	217,994.55	2,183,313.46
Sales - Sides	23,866.36	20,740.07	24,474.02	23,329.87	24,237.52	24,777.36	23,391.50	23,866.23	24,633.21	24,898.33	23,543.88	261,758.35
Total Sales - Food	**205,822.28**	**187,051.30**	**218,410.64**	**212,887.77**	**227,842.42**	**234,860.64**	**223,996.07**	**236,277.45**	**228,416.99**	**237,907.57**	**242,412.67**	**2,455,885.80**
Sales - NA Bev	1,488.90	1,400.01	2,099.00	2,439.24	2,687.50	2,497.06	3,945.86	2,722.21	2,529.35	2,203.71	2,258.72	26,271.56
Uncategorized Income											-25.00	-25.00
Total Income	**204,426.80**	**186,008.15**	**216,700.51**	**211,782.61**	**227,109.22**	**233,453.92**	**220,831.52**	**234,620.37**	**226,137.54**	**234,527.03**	**239,116.54**	**2,434,714.21**
COST OF GOODS SOLD												
Cash Over/Short	-7.22			-6.90	-6.30	-5.00	-8.50				-2.50	-36.42
COGS - Food	56,861.71	57,223.86	62,292.87	81,024.23	66,555.89	64,469.82	66,414.14	68,040.87	68,100.74	71,383.30	69,670.62	732,038.05
COGS - Miscellaneous	2,933.13	2,417.79	1,236.76	93.58	289.18	378.68	592.11	528.34	740.57	1,110.97	2,334.29	12,655.40
COGS - NA Bev	1,524.38	916.08	725.46	654.03	1,548.48	1,677.30	1,610.40	1,596.81	1,437.05	1,496.50	1,313.43	14,499.92
COGS - Paper	7,622.27	6,762.82	10,014.06	9,023.41	9,660.89	9,665.56	9,383.56	10,250.79	9,551.64	10,639.74	10,119.86	102,694.60
Cost of goods sold										63.99		63.99
Total Cost of Goods Sold	**68,934.27**	**67,320.55**	**74,269.15**	**90,788.35**	**78,048.14**	**76,186.36**	**77,991.71**	**80,416.81**	**79,830.00**	**84,694.50**	**83,435.70**	**861,915.54**
GROSS PROFIT	**135,492.53**	**118,687.60**	**142,431.36**	**120,994.26**	**149,061.08**	**157,267.56**	**142,839.81**	**154,203.56**	**146,307.54**	**149,832.53**	**155,680.84**	**1,572,798.67**
EXPENSES												
Gifts						523.80					352.42	876.22
Non-Operating Expenses												0.00
Bank fees & service charges	9.06					49.00				35.21		93.27
Continuing education	301.98		360.00			18.00			40.00			719.98
Contributions to charities		827.50	320.85	1,214.50	1,347.55	256.41	156.09	1,644.59	984.50	250.00	861.27	7,863.26
Insurance	100.00	583.68	510.68	658.07	658.39	658.39	658.39	658.39	658.37	214.84		5,359.20
Liability insurance	321.70	322.09	321.70	344.03	846.94	721.40	721.40	2,028.81	1,844.42	346.03	346.44	8,164.96
Total Insurance	**421.70**	**905.77**	**832.38**	**1,002.10**	**1,505.33**	**1,379.79**	**1,379.79**	**2,687.20**	**2,502.79**	**560.87**	**346.44**	**13,524.16**
Interest expense												0.00
Credit card interest	175.16	172.04	170.28	186.29	385.72	180.62	397.47	347.34	233.26	593.98	186.17	3,028.33
Interest paid	2,577.33	179.90	141.83	332.47		1,475.26	60.58	60.00			503.42	5,330.79
Total Interest expense	**2,752.49**	**351.94**	**312.11**	**518.76**	**385.72**	**1,655.88**	**458.05**	**407.34**	**233.26**	**593.98**	**689.59**	**8,359.12**
Interior Decor		257.13						1,336.43	2,650.82	951.84	0.00	5,196.22
Legal & accounting services												0.00
Accounting fees	1,295.63	1,341.43	95.63	2,495.63	1,295.63	4,130.63	1,295.63	3,138.78	1,288.59	1,288.59	1,288.59	18,954.76
Legal fees								3,292.50	56.75	35.00		3,384.25
Total Legal & accounting services	**1,295.63**	**1,341.43**	**95.63**	**2,495.63**	**1,295.63**	**4,130.63**	**1,295.63**	**6,431.28**	**1,345.34**	**1,323.59**	**1,288.59**	**22,339.01**
Meals												0.00
Meals with clients	245.44	367.23		140.56	10.18	92.35	22.90	20.50	88.47	769.85	213.57	1,971.05

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Total
Other Meals	816.08	306.52	683.71	411.28	431.26	623.90	1,059.29	1,601.19	1,003.12	1,423.77	617.35	8,977.47
Team Meals		36.79		39.45	242.28	66.70	60.91				578.77	1,024.90
Travel meals	98.92	347.11	1,889.35	761.16	85.91	804.66	1,304.05	237.44	1,005.04	242.27	2,020.50	8,796.41
Total Meals	**1,160.44**	**1,057.65**	**2,573.06**	**1,352.45**	**769.63**	**1,587.61**	**2,447.15**	**1,859.13**	**2,096.63**	**3,014.66**	**2,851.42**	**20,769.83**
Memberships & subscriptions	15.99	38.97		31.98	15.99	550.00	32.98	26.99	26.99	1,071.99	26.98	1,838.86
Office expenses												0.00
Office supplies					73.69				69.92			143.61
Printing & photocopying			223.13					239.06		340.00	37.19	839.38
Shipping & postage	13.20						1.10				303.95	318.25
Small tools and equipment		676.82	264.56	615.19								1,556.57
Total Office expenses	**13.20**	**676.82**	**487.69**	**688.88**			**240.16**	**69.92**		**340.00**	**37.19**	**303.95**	**2,857.81**
Rent	4,342.00	3,400.00	3,400.00	3,400.00	3,400.00	3,400.00	3,400.00	3,400.00	3,400.00	3,400.00	3,400.00	38,342.00
Vehicle Expenses												0.00
Parking & tolls		41.60		68.10		15.00	20.00	104.00				248.70
Vehicle gas & fuel	23.36	41.90	25.99	22.39	26.78			32.89		63.68	3.04	240.03
Total Vehicle Expenses	**23.36**	**83.50**	**25.99**	**90.49**	**26.78**	**15.00**	**20.00**	**136.89**		**63.68**	**3.04**	**488.73**
Total Non-Operating Expenses	**10,335.85**	**8,940.71**	**8,407.71**	**10,794.79**	**8,746.63**	**13,042.32**	**9,429.85**	**17,999.77**	**13,620.33**	**11,303.01**	**9,771.28**	**122,392.25**
Operating Expenses												0.00
Advertising												0.00
Entertainment with clients											2,138.01	2,138.01
Listing fees	870.62	347.53	245.00	370.00	245.00	245.00	245.00	245.00	245.00	245.00	245.00	3,548.15
Sales and Marketing Expenses	3,691.05	3,611.69	919.17	237.86		75.05	124.95	289.23	9,472.76	8,790.00	6,998.00	34,209.76
Sponsorship			898.15									898.15
Total Advertising	**4,561.67**	**3,959.22**	**1,164.17**	**1,506.01**	**245.00**	**320.05**	**369.95**	**534.23**	**9,717.76**	**9,035.00**	**9,381.01**	**40,794.07**
Cleaning Expenses												0.00
Cleaning Fee	5,651.73	3,908.90	5,133.20	5,313.90	4,038.22	3,456.54	4,786.40	4,577.51	6,092.50	3,433.50	4,697.00	51,089.40
Cleaning Supplies	219.79	272.43	212.81	533.69	353.30	207.48	541.45	212.73	292.07	518.49	463.19	3,827.43
Total Cleaning Expenses	**5,871.52**	**4,181.33**	**5,346.01**	**5,847.59**	**4,391.52**	**3,664.02**	**5,327.85**	**4,790.24**	**6,384.57**	**3,951.99**	**5,160.19**	**54,916.83**
Door Dash Delivery Fee	16,907.70	8,967.41	9,939.95	9,438.13	8,450.31	9,860.35	10,971.44	8,391.63	9,446.27	10,018.76	9,046.18	111,438.13
Equipment Rental												0.00
Leased Equipment	531.25							382.50				913.75
Total Equipment Rental	**531.25**							**382.50**				**913.75**
Linen	529.00	710.40	532.80	532.80	355.20	710.40	177.60	380.80	380.80	380.80	380.80	5,071.40
Merchant account fees	7,688.31	6,858.09	8,517.80	8,151.92	8,989.01	8,813.30	8,173.81	8,700.67	9,264.07	9,618.06	9,265.44	94,040.48
Payroll expenses												0.00
Contract Labor							1,413.45		1,547.52			2,960.97
Catering Manager		2,000.68			3,146.35					201.93		5,348.96
Design		23.60				10.78		159.00	3,382.57		2,059.85	5,635.80
Photography		1,500.00			2,000.00	2,500.00	1,500.00	4,145.00		2,750.00		14,395.00
Total Contract Labor		**3,524.28**			**5,146.35**	**3,924.23**	**1,500.00**	**5,851.52**	**3,584.50**	**2,750.00**	**2,059.85**	**28,340.73**
Employee benefits												0.00
Health & Dental										8,865.99	3,055.29	11,921.28

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Total
Total Employee benefits										8,865.99	3,055.29	11,921.28
Payroll Fees	332.04	30.47	332.04	607.04	345.32	371.88	371.88	411.72	464.85	398.44	411.72	4,077.40
Payroll Wages	26,337.49	25,146.13	32,263.35	28,862.35	37,648.85	30,379.37	30,670.10	38,154.97	27,617.53	26,530.14	35,006.70	338,616.98
Employee Bonus					1,250.00	300.00	700.00	250.00			200.00	2,700.00
Salary	22,307.72	23,057.54	27,884.65	22,692.32	25,480.78	22,692.32	22,692.32	28,961.56	23,104.28	23,076.96	30,876.40	272,826.85
Total Payroll Wages	**48,645.21**	**48,203.67**	**60,148.00**	**51,554.67**	**64,379.63**	**53,371.69**	**54,062.42**	**67,366.53**	**50,721.81**	**49,607.10**	**66,083.10**	**614,143.83**
Total Payroll expenses	**48,977.25**	**51,758.42**	**60,480.04**	**52,161.71**	**69,871.30**	**57,667.80**	**55,934.30**	**73,629.77**	**54,771.16**	**61,621.53**	**71,609.96**	**658,483.24**
Repair and Maintenance	3,394.91	3,368.56	1,535.00	1,302.26	350.00	1,376.20	2,155.22	8,805.63	5,158.53	18,619.71	6,049.42	52,115.44
Software						140.09						140.09
Other Software	499.00	499.00	499.00	499.00	499.00	499.00	499.00	570.67	570.67	499.00	499.00	5,632.34
Software & apps	349.79	284.56	328.55	438.46	372.99	345.06	407.07	644.30	347.78	443.25	590.27	4,552.08
Software - POS	817.09	817.09	817.09	856.72	880.84	880.84	880.84	1,012.60	1,012.60	1,196.41	1,262.29	10,434.41
Software - Sale Tax Processing	53.11	58.43	58.43	58.43	58.43	58.43	58.43	58.43	58.43	58.43		578.98
Total Software	**1,718.99**	**1,659.08**	**1,703.07**	**1,852.61**	**1,811.26**	**1,923.42**	**1,845.34**	**2,286.00**	**1,989.48**	**2,197.09**	**2,351.56**	**21,337.90**
Supplies & materials												0.00
Operating Equipment	70.94	261.59	173.22	1,437.58	29.74		491.44	263.54	164.13			2,892.18
Operating Supplies	1,838.07	2,201.00	1,724.73	992.64	652.49	1,187.25	678.81	4,031.95	1,880.03	948.43	2,564.47	18,699.87
Total Supplies & materials	**1,909.01**	**2,462.59**	**1,897.95**	**2,430.22**	**682.23**	**1,187.25**	**1,170.25**	**4,295.49**	**2,044.16**	**948.43**	**2,564.47**	**21,592.05**
Taxes paid												0.00
Excise Tax					1,019.69							1,019.69
Licenses and Permits						250.00				510.00	50.00	810.00
Payroll Taxes	11,178.61	6,999.29	8,326.28	6,067.51	7,626.45	6,030.78	5,962.91	7,507.01	5,618.58	3,884.08	6,798.80	76,000.30
Total Taxes paid	**11,178.61**	**6,999.29**	**8,326.28**	**6,067.51**	**8,646.14**	**6,280.78**	**5,962.91**	**7,507.01**	**5,618.58**	**4,394.08**	**6,848.80**	**77,829.99**
Travel												0.00
Airfare	9,454.74	345.69	-273.31	-19.22					6,643.20	1,688.17	4,724.63	22,563.90
Hotels			925.30						1,654.55	11,077.31	586.37	14,243.53
Taxis or shared rides	1,294.14	420.19	556.40	100.90	149.55	391.19	763.72	121.87	334.64	886.16	1,039.77	6,058.53
Trade Show		480.00							495.00			975.00
Vehicle rental		210.34										210.34
Total Travel	**10,748.88**	**1,456.22**	**1,208.39**	**81.68**	**149.55**	**391.19**	**763.72**	**121.87**	**9,127.39**	**13,651.64**	**6,350.77**	**44,051.30**
Uniforms	226.60		143.93	913.21	268.76	1,350.05	174.04	379.73	472.34	534.64	5,145.98	9,609.28
Utilities												0.00
Disposal & waste fees							100.00					100.00
Electricity	1,396.70	1,833.74	1,615.98	1,582.70	1,756.27		4,767.36	3,109.49	2,263.33	1,797.63	1,869.97	21,993.17
Internet & TV services	172.52	172.54	172.54	172.54	182.10	182.10	182.10	182.49	182.49	182.49	182.83	1,966.74
Water & sewer					567.74					1,299.71		1,867.45
Total Utilities	**1,569.22**	**2,006.28**	**1,788.52**	**1,755.24**	**2,506.11**	**182.10**	**5,049.46**	**3,291.98**	**2,445.82**	**3,279.83**	**2,052.80**	**25,927.36**
Website	145.00	145.00	145.00	145.00	145.00	145.00	145.00	145.00				1,160.00
Total Operating Expenses	**115,957.92**	**94,531.89**	**102,728.91**	**92,185.89**	**106,861.39**	**93,871.91**	**98,603.39**	**123,260.05**	**116,820.93**	**138,251.56**	**136,207.38**	**1,219,281.22**
Total Expenses	**126,293.77**	**103,472.60**	**111,136.62**	**102,980.68**	**115,608.02**	**107,438.03**	**108,033.24**	**141,259.82**	**130,441.26**	**149,554.57**	**146,331.08**	**1,342,549.69**
NET OPERATING INCOME	**9,198.76**	**15,215.00**	**31,294.74**	**18,013.58**	**33,453.06**	**49,829.53**	**34,806.57**	**12,943.74**	**15,866.28**	**277.96**	**9,349.76**	**230,248.98**

OTHER INCOME

Other income												0.00

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Total
Credit card rewards			5.05				2.91					7.96
Interest earned											0.14	0.14
Total Other income			**5.05**				**2.91**				**0.14**	**8.10**
Total Other Income	**0.00**	**0.00**	**5.05**	**0.00**	**0.00**	**0.00**	**2.91**	**0.00**	**0.00**	**0.00**	**0.14**	**8.10**
OTHER EXPENSES												
Reconciliation Discrepancies	49.54	0.01	1.10		0.01			67.64	-17.36			100.94
Vehicle expenses												0.00
EV Charging	132.27	143.02	134.27	196.79	192.53	235.07	224.50					1,258.45
Total Vehicle expenses	**132.27**	**143.02**	**134.27**	**196.79**	**192.53**	**235.07**	**224.50**					**1,258.45**
Total Other Expenses	**181.81**	**143.03**	**135.37**	**196.79**	**192.54**	**235.07**	**224.50**	**67.64**	**-17.36**	**0.00**	**0.00**	**1,359.39**
NET OTHER INCOME	-181.81	-143.03	-130.32	-196.79	-192.54	-235.07	-221.59	-67.64	17.36	0.00	0.14	-1,351.29
NET INCOME	$9,016.95	$15,071.97	$31,164.42	$17,816.79	$33,260.52	$49,594.46	$34,584.98	$12,876.10	$15,883.64	$277.96	$9,349.90	$228,897.69

Accrual Balance Sheet

As of November 30, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking -3001 - 1	36,491.22
Business Savings	20,000.14
Cash	0.00
Cash Clearing	22,788.55
Payroll clearing	0.00
Uncleared payroll checks	-1,278.52
Total Payroll clearing	**-1,278.52**
Total Bank Accounts	**78,001.39**
Other Current Assets	
Credit Card Clearing	26,465.93
House Accounts	0.00
Inventory	
Inventory - Food	10,064.33
Inventory - NA Bev	562.88
Inventory - Paper	1,262.87
Total Inventory	**11,890.08**
Loan - Cyarcus	0.00
Loan - Esdras	0.00
Third Party Clearing	
DoorDash	1,376.67
Ez Cater	-184.50
Slice	0.00
UberEats	9,966.34
Total Third Party Clearing	**11,158.51**
Total Other Current Assets	**49,514.52**
Total Current Assets	**127,515.91**
Fixed Assets	
Intangible Assets	
Goodwill	30,000.00
Accum Amort - Goodwill	-3,500.00
Total Goodwill	**26,500.00**
Total Intangible Assets	**26,500.00**
Purchase of Royal Pizza	0.00
Tangible Property	
Computer Hardware	4,721.73
Accum Depr - Computer Equipment	-2,706.00
Total Computer Hardware	**2,015.73**

	Total
Exterior Signage	1,763.75
Accum Depr - Signage	-256.00
Total Exterior Signage	**1,507.75**
Leasehold Improvements	70,811.46
Accum Depreciation - LI	-1,816.00
Total Leasehold Improvements	**68,995.46**
Restaurant Equipment	10,670.99
Accum Depreciation Equip	-90,662.00
Appliances and Equipment	142,987.01
Makelines	3,823.94
Pizza Ovens	58,612.00
Total Appliances and Equipment	**205,422.95**
Total Restaurant Equipment	**125,431.94**
Vehicles	
Range Rover	109,540.25
Total Vehicles	**109,540.25**
Total Tangible Property	**307,491.13**
Total Fixed Assets	**333,991.13**
TOTAL ASSETS	**$461,507.04**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	102,881.45
Total Accounts Payable	**102,881.45**
Credit Cards	
American Express Platinum Card	6,409.93
AMEX Reserve	42,683.88
Ink Business Unlimited	4,283.72
Travel Rewards Visa Signature - 4475 - 3	0.00
Unlimited Cash Back Rwds -9761	10,845.48
Total Credit Cards	**64,223.01**
Other Current Liabilities	
AmEx Line of Credit x7704	0.00
Customer prepayments	
Charity Payable	0.00
Gift Card Liability	10,857.57
Total Customer prepayments	**10,857.57**
Deferred Orders	9,283.72
Prepaid Orders	-9,283.72
Sales Tax Payable	2,252.65
Short-term business loans	0.00

	Total
Bob Hennessee	0.00
Credit Key	
NP Credit Key #1	0.00
NP Credit Key #2	0.00
NP Credit Key #3	0.00
Total Credit Key	**0.00**
Headway Capital	0.00
Intuit	23,134.98
Troy Sproul	0.00
Weymouth Point	0.00
Total Short-term business loans	**23,134.98**
Tips Payable	10,725.53
Total Other Current Liabilities	**46,970.73**
Total Current Liabilities	**214,075.19**
Long-Term Liabilities	
Long-term business loans	
JP Morgan (Land Rover)	100,246.28
NP Click Lease #1	-417.38
NP Click Lease #2	-1,244.94
Total Long-term business loans	**98,583.96**
Total Long-Term Liabilities	**98,583.96**
Total Liabilities	**312,659.15**
Equity	
Bryce Anderson Equity	87,328.46
Distributions - Bryce	-29,481.39
Total Bryce Anderson Equity	**57,847.07**
Opening balance equity	5,000.00
Retained Earnings	135,142.76
Sean Ryan Equity	36,022.94
Distributions - Sean	-23,918.70
Total Sean Ryan Equity	**12,104.24**
Troy Sproul Equity	31,159.24
Distributions - Troy	-321,303.11
Total Troy Sproul Equity	**-290,143.87**
Net Income	228,897.69
Total Equity	**148,847.89**
TOTAL LIABILITIES AND EQUITY	**$461,507.04**

Statement of Cash Flows

January - November, 2024

	Total
OPERATING ACTIVITIES	
Net Income	228,897.69
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card Clearing	-1,991.58
Inventory:Inventory - Food	-3,864.40
Inventory:Inventory - NA Bev	-62.07
Inventory:Inventory - Paper	47.81
Third Party Clearing:DoorDash	-1,376.67
Third Party Clearing:Ez Cater	184.50
Third Party Clearing:UberEats	-9,583.75
Accounts Payable (A/P)	23,082.39
American Express Platinum Card	6,409.93
AMEX Reserve	22,383.24
Ink Business Unlimited	4,283.72
Unlimited Cash Back Rwds -9761	3,572.41
Customer prepayments:Gift Card Liability	3,438.03
Deferred Orders	10,339.40
Prepaid Orders	-9,283.72
Sales Tax Payable	-520.15
Short-term business loans:Intuit	13,912.75
Tips Payable	1,445.39
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**62,417.23**
Net cash provided by operating activities	**291,314.92**
INVESTING ACTIVITIES	
Tangible Property:Computer Hardware	-1,100.97
Tangible Property:Leasehold Improvements	-8,684.44
Tangible Property:Restaurant Equipment	-8,594.79
Tangible Property:Restaurant Equipment:Appliances and Equipment	-29,123.76
Tangible Property:Vehicles:Range Rover	-109,540.25

	Total
Net cash provided by investing activities	-157,044.21
FINANCING ACTIVITIES	
Long-term business loans:JP Morgan (Land Rover)	100,246.28
Long-term business loans:NP Click Lease #1	-4,378.86
Long-term business loans:NP Click Lease #2	-5,487.67
Bryce Anderson Equity:Distributions - Bryce	-16,597.30
Opening balance equity	5,000.00
Sean Ryan Equity:Distributions - Sean	-14,435.40
Troy Sproul Equity:Distributions - Troy	-157,029.13
Net cash provided by financing activities	-92,682.08
NET CASH INCREASE FOR PERIOD	41,588.63
Cash at beginning of period	36,412.76
CASH AT END OF PERIOD	$78,001.39